SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F x   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No   x

The following press release was issued by Alcon, Inc. on July 31, 2002.

Wednesday July 31, 1:00 am Eastern Time

Press Release

SOURCE: Alcon, Inc.

Alcon Reports Second Quarter Operating Results

- Global Sales Increased 8.5 Percent

- Adjusted Earnings Per Share Rose 31.6 Percent

HUNENBERG, Switzerland, July 31 /PRNewswire-FirstCall/ -- Alcon, Inc. (NYSE: ACL - News) today reported global sales of $809.5 million for the second quarter of 2002, an increase of 8.5 percent over sales in the second quarter of 2001, or 8.9 percent excluding the impact of foreign exchange fluctuations. Earnings per share, adjusted in 2002 for one-time items associated with Alcon's initial public offering on March 20, 2002, and adjusted in 2001 to exclude amortization of goodwill, increased 31.6 percent to $0.50 in the second quarter of 2002 from $0.38 in the second quarter of 2001. Reported net income for the second quarter of 2002 was $162.8 million, or $0.53 per share, compared to $103.1 million, or $0.34 per share, in the second quarter of 2001.

For the first six months of 2002, Alcon reported global sales of $1,516.0 million, an increase of 8.2 percent over sales for the first half of 2001, or 9.8 percent excluding the impact of foreign exchange fluctuations. Earnings per share, adjusted in 2002 for one-time items associated with Alcon's initial public offering on March 20, 2002, and adjusted in 2001 to exclude amortization of goodwill, increased 29 percent to $0.89 for the first half of 2002 from $0.69 for the first half of 2001. Reported net income for the first half of 2002 was $256.8 million, or $0.87 per share, compared to $187.5 million, or $0.63 per share, in the first half of 2001.

Alcon's Chairman, President and Chief Executive Officer, Tim Sear said, "We are very pleased with our second quarter operating results, which were above consensus estimates for both sales and EPS. All of our major product segments (pharmaceuticals, surgical and consumer eye care) are doing well and we remain on a positive performance track for the year. We believe sales for the full year will now be about $3.0 billion, with adjusted earnings per share in the range of $1.52 to $1.55 per share. This outlook assumes that major foreign currency rates remain generally where they are today. As for 2003, at this point we expect sales to keep growing in the high single digits and comparable net income to grow in the mid to high teens."

Pharmaceutical Product Line

Second quarter 2002 pharmaceutical sales reached $312.7 million, a 13.2 percent increase over sales in the second quarter of 2001, or 13.9 percent excluding the impact of foreign exchange fluctuations. First half 2002 pharmaceutical sales reached $560.9 million, a 14.4 percent increase over sales in the first half of 2001, or 15.9 percent excluding the impact of foreign exchange fluctuations.

Total sales of glaucoma products in the second quarter of 2002 rose 33.3 percent to $89.6 million, with sales of Travatan®, our new entry for the treatment of glaucoma, reaching $19.1 million, compared to second quarter of 2001 Travatan® sales of $0.9 million. Alcon now has launched Travatan® in 47 countries and has approvals in 56 countries. Second quarter 2002 sales of other glaucoma products, including, Betoptic® S, Azopt® and Timolol GFS were $70.5 million, 6.3 percent above the second quarter of 2001. Travatan® sales for the first half of 2002 were $30.7 million, compared to $6.0 million for the first half of 2001, while first half 2002 sales of other glaucoma products were $139.2 million, 8.6 percent above the first half of 2001.

Sales of ocular anti-infective and combination ocular anti-infective/anti- inflammatory therapies grew 9.2 percent in the second quarter of 2002 over the second quarter of 2001. For the quarter, sales of the ocular anti-infective Ciloxan® grew 13.2 percent to $26.6 million, while sales of the anti- infective/anti-inflammatory TobraDex® increased 11.0 percent to $50.4 million. For the first half of 2002 Ciloxan posted sales of $54.0 million, while TobraDex sales were $95.7 million, increases of 17.1 percent and 6.6 percent, respectively, compared to the first half of 2001.

In the allergy sector, sales of Patanol® grew 8.0 percent to $78.0 million in the second quarter of 2002. As expected, the increased shipments to selected customers in the first quarter to ensure product availability early in the allergy season had a moderating impact on second quarter 2002 sales. However, Patanol continued to gain share in this growing market, with year-to-date market share in the U.S. rising to 56.5 percent in 2002 from 53.9 percent in 2001 (according to Scott Levin data for each period). Sales for the first six months of 2002 were $120.5 million, an increase of 24.1 percent compared to the first half of 2001.

Surgical Product Line

Second quarter 2002 surgical sales reached $371.2 million, a 5.7 percent increase over the second quarter of 2001. Foreign exchange fluctuations had a negligible impact on surgical sales growth for the quarter. Surgical sales for the first six months of 2002 were $708.7 million, 4.8 percent above the first half of 2001, or 6.3 percent excluding the impact of foreign exchange fluctuations.

Second quarter sales of intraocular lenses were $113.5 million, a 9.1 percent increase over the second quarter of 2001. Year-to-date sales of intraocular lenses were $215.1 million, a 6.6 percent increase over the first half of 2001. Cataract and vitrectomy equipment and related disposable products had sales of $85.5 million in the second quarter of 2002, 7.7 percent above the second quarter of 2001. Sales of viscoelastics reached $45.4 million in the second quarter of 2002, a 12.1 percent increase over the second quarter of 2001. Year-to-date sales of cataract and vitrectomy equipment and related disposable products were $165.4 million, 5.3 percent above the first half of 2001, while sales of viscoelastics grew 9.0 percent from the first half of 2001 to $84.7 million in the first half of 2002.

Refractive revenues were $16.1 million in the second quarter of 2002, a 33.2 percent decrease compared to the second quarter of 2001. For the first half of 2002, sales were $33.0 million, 14.9 percent below last year's first half sales. The refractive industry continues to be adversely impacted by global economic conditions and weak consumer confidence, which has reduced demand for refractive surgery. "Refractive sales are just a small part of our broad portfolio of surgical products, accounting for less than 3 percent of our total sales. As the economy recovers and technological innovations reach the market, we expect refractive surgery to resume a growth trend and be a positive contributor to our overall surgical business in the years to come," commented Mr. Sear. On August 1, the U.S. Food and Drug Administration ophthalmic device panel is scheduled to vote on Alcon's application for approval of its wavefront-guided ablation technology, also known as "CustomCornea."

Consumer Eye Care

Second quarter 2002 consumer eye care sales reached $125.6 million, a 6.2 percent increase over sales in the second quarter of 2001, or 6.8 percent, excluding the impact of foreign exchange fluctuations. Year-to-date consumer eye care sales reached $246.4 million, a 5.3 percent increase over sales in the first half of 2001, or 7.1 percent, excluding the impact of foreign exchange fluctuations.

Sales of products in the Opti-Free® disinfectant line grew 4.1 percent in the second quarter of 2002 to $65.7 million. Year-to-date 2002 sales of $133.5 million increased 8.0 percent from the same period last year. Based on A.C. Nielsen data through June 8, 2002, Opti-Free® Express® "No Rub®" remained the leading soft lens disinfectant single product in the U.S., while the Alcon family of soft lens disinfectants also retained its overall U.S. market leadership of this sector.

Income Statement Highlights

Gross profit for the second quarter of 2002 was $575.0 million. Gross profit margin for the period increased to 71.0 percent of sales from the previous year's second quarter margin of 70.6 percent. For the first six months of 2002, gross profit was $1,071.1 million, resulting in a gross profit margin of 70.7 percent, versus 71.2 percent in the first half of 2001. Foreign exchange fluctuations had an adverse impact on gross profit margins in the first half of the year, but this impact was less in the second quarter.

Selling, General and Administrative expenses were $246.8 million in the second quarter of 2002, a decrease of 1.1 percent from the second quarter of last year. SG&A expenses as a percent of sales improved to 30.5 percent in the second quarter of 2002, compared to 33.4 percent in the same quarter of 2001. This improvement was primarily due to timing of the U.S. consumer advertising program for Opti-Free Express "No Rub." For the first six months of 2002, SG&A expenses were $499.2 million (32.9 percent of sales), an increase of 5.6 percent over the first six months of 2001 (33.7 percent of sales). Continued cost control efforts and increased pharmaceutical sales, especially of Travatan®, are driving SG&A down as a percent of sales, although seasonality of Alcon's sales had a significant favorable impact on the SG&A percentage in the second quarter.

Research and development expenses were $74.2 million in the second quarter of 2002, a 2.6 percent increase over the second quarter of 2001. This modest quarter-to-quarter increase was due to the timing of certain projects in each of the periods. For the first six months of 2002, R&D grew 9.0 percent from the first half of 2001 to $149.5 million, which is in line with the expected growth rate for the full year.

Alcon's effective tax rate declined to 32.3 percent in the second quarter of 2002. This was a significant improvement from the effective tax rate of 36.6 percent in the second quarter of 2001 (adjusted to exclude amortization of goodwill). For the first six months of 2002 the effective tax rate was 32.5 percent, which reflects what the expected rate will be for the full year. "The decline in our global effective tax rate has occurred faster than anticipated. Because of this, we are likely to see a somewhat smaller reduction in 2003, probably about 50 basis points. However, we continue to expect our effective tax rate to fall below 30 percent in the next several years," said Jacqualyn Fouse, Senior Vice President and Chief Financial Officer.

Other Selected Financial Information

On June 30, 2002, Alcon had cash and cash equivalents of $148.0 million, total debt of $1,417.6 million and consolidated net worth of $727.8 million, for a debt-to-capital ratio of 66 percent. The reduction in cash and cash equivalents and the increase in debt was the result of the redemption of preferred shares held by Nestle, S.A. at a cost $2,188 million. The majority of the net proceeds of Alcon's initial public offering was used to fund the redemption. The net debt balance (total debt minus cash and cash equivalents) on June 30, 2002 was $138.3 million less than the adjusted net debt balance on March 31, 2002 (assuming that the redemption of the preferred shares had occurred in the first quarter).

Impact of Change in Accounting Standard and One Time Charges

Beginning in 2002, Alcon adopted Statement of Financial Accounting Standards #142, "Goodwill and Other Intangible Assets." If Statement #142 had been in effect in 2001, pre-tax intangible amortization would have been $10.7 million less than reported in the second quarter and $21.3 million less for the first six months.

During the second quarter, Alcon used $2,188 million of the proceeds of its initial public offering to complete the planned redemption of preferred shares held by Nestle S.A. Prior to this redemption Alcon had the temporary use of these funds, which it used to reduce short term debt and make short term investments. The temporary use of these proceeds increased pre-tax earnings by an estimated $9.5 million.

Upon completion of the initial public offering and as part of the creation of a new incentive stock option plan, Alcon changed the terms and conditions of an existing deferred compensation plan, called the Alcon Phantom Stock Plan. These changes allowed employees to convert on a voluntary basis their Phantom Stock Units to restricted shares. Approximately 2.2 million restricted shares will be issued as part of this conversion at the IPO price of $33.00 per share. Alcon incurred a one-time pre-tax charge of $22.6 million in the first quarter of 2002 related to the implementation of the changes necessary to allow conversion of Phantom Stock Units to restricted shares. This charge included the acceleration of certain expenses that would have been incurred in the second, third and fourth quarters of 2002 equal to approximately $2 million per quarter, resulting in a year to date net charge of $20.6 million. The year-to-date charge increased expenses as follows: $3.1 million in cost of goods sold, $11.5 million in SG&A expenses and $6.0 million in research and development expenses.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

| | Three months ended June 30, | | Year to date June 30, | |
	2002	2001	2002	2001
Sales	$809.5	$745.9	$1,516.0	$1,400.7
Cost of goods sold	234.5	219.2	444.9	403.7
Gross profit	575.0	526.7	1,071.1	997.0
Selling, general and administrative	246.8	249.5	499.2	472.7
Research and development	74.2	72.3	149.5	137.2
Amortization of intangibles	17.1	28.9	33.9	59.0
Operating income	236.9	176.0	388.5	328.1
Other income (expense):				
Gain (loss) from foreign currency, net	6.0	9.1	5.9	8.1
Interest income	9.6	13.1	16.4	28.9
Interest expense	(12.2)	(30.3)	(31.5)	(59.7)
Other	---	---	1.2	---
Earnings before income taxes	240.3	167.9	380.5	305.4
Income taxes	77.5	64.8	123.7	117.9
Net earnings	$162.8	$103.1	$256.8	$187.5
Basic earnings per common share	$0.53	$0.34	$0.87	$0.63
Diluted earnings per common share	$0.53	$0.34	$0.87	$0.63
Basic weighted average common shares	307,662,529	300,000,000	295,188,898	300,000,000
Diluted weighted average common shares	308,813,389	300,000,000	295,848,415	300,000,000

ALCON, INC. AND SUBSIDIARIES
Consolidated Sales

(USD in millions)	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
TOBRADEX(R)	$50.4	$45.4	$95.7	$89.8
CILOXAN(R)	26.6	23.5	54.0	46.1
Other	28.6	27.8	55.2	53.4
Total Anti-infectives/ Combinations	105.6	96.7	204.9	189.3
Travatan(R)	19.1	0.9	30.7	6.0
Other	70.5	66.3	139.2	128.2
Total Glaucoma	89.6	67.2	169.9	134.2
PATANOL(R)	78.0	72.2	120.5	97.1
Other	9.0	10.1	14.3	16.3
Total Allergy	87.0	82.3	134.8	113.4
CIPRO(R) HC	24.7	20.2	37.9	27.9
Other	1.3	3.3	1.6	5.7
Total Otic	26.0	23.5	39.5	33.6
Other Pharmaceuticals	4.5	6.6	11.8	19.9
TOTAL PHARMACEUTICALS	312.7	276.3	560.9	490.4
IOLs	113.5	104.0	215.1	201.7
Viscoelastics	45.4	40.5	84.7	77.7
Cataract/Vitrectomy Products	85.5	79.4	165.4	157.1
Refractive	16.1	24.1	33.0	38.8
Other Surgical Products	110.7	103.3	210.5	200.9
TOTAL SURGICAL	371.2	351.3	708.7	676.2
OPTI-FREE(R) Disinfectants	65.7	63.1	133.5	123.6
Artificial Tears	27.1	24.7	51.3	49.4
Other Consumer Eye Care Products	32.8	30.5	61.6	61.1
TOTAL CONSUMER EYE CARE	125.6	118.3	246.4	234.1
TOTAL SALES	$809.5	$745.9	$1,516.0	$1,400.7

ALCON, INC. AND SUBSIDIARIES
Actual to Adjusted Reconciliation
(in millions, except share and per share data)

	Three months ended June 30,		Year to date June 30,	
	2002	2001	2002	2001
Net earnings, as reported	$162.8	$103.1	$256.8	$187.5
One time expenses:				
2002 expense for changes to employee deferred compensation plan	(2.0)	---	20.6	---
2002 estimated impact of IPO proceeds on net interest expense	(9.5)	---	(9.5)	---
Add back 2001 goodwill amortization for 2002 change in accounting method under FASB Statement 142	---	10.7	---	21.3
Income tax effects of above items	3.8	(0.6)	(4.6)	(1.2)
Adjusted net earnings	$155.1	$113.2	$263.3	$207.6
Earnings per share, as reported	$0.53	$0.34	$0.87	$0.63
One time expenses:				
2002 expense for changes to employee deferred compensation plan	(0.01)	---	0.07	---
2002 estimated impact of IPO proceeds on net interest expense	(0.03)	---	(0.03)	---
Add back 2001 goodwill amortization for 2002 change in accounting method under FASB Statement 142	---	0.04	---	0.07
Income tax effects of above items	0.01	---	(0.02)	(0.01)

Adjusted earnings per share	$0.50	$0.38	$0.89	$0.69
Basic weighted average common shares	307,662,529	300,000,000	295,188,898	300,000,000

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com
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SOURCE: Alcon, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   July 31, 2002   By   /s/ Martin Schneider
                                         Name: Martin Schneider
                                         Title: Area Controller

Date   July 31, 2002   By   /s/ Stefan Basler
                                         Name: Stefan Basler
                                         Title: Finance Manager